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                            January 17, 2024

       Pengju Wang
       Co-Chief Financial Officer
       Bgin Blockchain Limited
       Unit 502, Lippo Sun Plaza
       28 Canton Road, Tsim Sha Tsui
       Kowloon, Hong Kong

                                                        Re: Bgin Blockchain
Limited
                                                            Amendment No. 4 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted on
December 11, 2023
                                                            CIK No. 0001945565

       Dear Pengju Wang:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 4 to Draft Registration Statement on Form F-1

       Cover Page

   1. Refer to your response to comment 2. Please revise your disclosure here and throughout regarding the high
degree of autonomy in Hong Kong and similar disclosure to clarify that the Chinese government
may intervene or influence your operations at any time. We
                                                        remind you that,
pursuant to federal securities rules, the term "control" (including the terms "controlling,
  controlled by,    and    under common control with   ) means    the
                                                        possession, direct or
indirect, of the power to direct or cause the direction of the management and policies
of a person, whether through the ownership of voting securities, by contract, or
otherwise.
 Pengju Wang
Bgin Blockchain Limited
January 17, 2024
Page 2
Prospectus Summary
Agreements with Our Affiliated Entities in the PRC, page 3

2. Please tell us why you changed your disclosure that previously indicated that Mr. Wu controlled Shenzhen Bgin to now indicate that Mr. Shao controlled that entity. In your response tell us whether Mr. Wu recently sold or otherwise conveyed his equity interests to Mr. Shao. If so, tell us:
             The date of that transaction;
             Why the transaction took place; and
             Whether the fair value of consideration conveyed by Mr. Shao represented the fair value of the equity interests he acquired and, if not, your consideration of the guidance in SAB 5T.
Our Crypto Asset Policies and Procedures, page 5

3. Refer to your response to comment 3. We note your revised disclosure that "[f]rom
         January 1, 2023 to date, the payment platform[s] [you] used to exchange Tethers [you]
         held into fiat currency include OTT Pay HK, WindPayer and Pyvio. Please revise to provide a brief description regarding these payment platforms, including where they are located, how you use them to exchange Tethers for fiat currency, the fiat currencies you receive for the Tethers and any risks related to the use of the payment platforms.
4. Refer to your response to comment 3. Your disclosure on page 5 that "[a]s of June 30,
         2023 and December 31, 2022 and 2021, [you] held 45%, 97% and 16% of
[y]our cash in
         the U.S." is inconsistent with your disclosure on page 36 that "[a]s of June 30, 2023 and
         December 31, 2022 and 2021, [you] held 16%, 97% and 45% of [y]our cash in the U.S."
         Please revise for consistency and clarity. Also please disclose the jurisdictions in which you hold your cash and address any related risks.
5. Refer to your response to comment 4. Please revise to disclose the largest USDT balance held during each period of the financial statements included in your registration statement.
6. Refer to your response to comment 6. We note your revised disclosure on page 33 that you "use Binance.com as one of the primary exchanges through which [you] exchange cryptocurrencies mined into Tethers, and Tether into fiat currency." We also note your disclosure here that some of your crypto assets are stored in hot wallets maintained by crypto asset exchanges. Please revise to disclose whether you store crypto assets with
FirstName LastNamePengju Wang
       Binance.com, and, if so, the percentage and value of your crypto assets stored on
Comapany    NameBginInBlockchain
       Binance.com.                 Limited
                         addition, please update your disclosure on page 35 to
discuss Binance's
       recent settlement
January 17, 2024 Page 2 and plea deals with the Department of Justice. FirstName LastName
 Pengju Wang
FirstName  LastNamePengju
Bgin Blockchain  Limited Wang
Comapany
January 17,NameBgin
            2024      Blockchain Limited
January
Page 3 17, 2024 Page 3
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of Six Months Ended June 30, 2023 and 2022
Revenue -- sales of mining machines, page 84

7. Please revise the "cost of services" caption in your table and throughout your filing to remove reference to services as your mining machine sales represent the sale of products.
Industry
Overview of Global Alternative Cryptocurrency Mining Market
Market Capitalization of Selected Alternative Cryptocurrencies, page 94

8. Refer to your response to comment 11. Please revise your disclosure on page 93 to include the CAGR of the selected alternative cryptocurrencies from December 31, 2019 to
         December 31, 2020, from December 31, 2020 to December 31, 2021 and December 31,
         2021 to December 31, 2022.
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Reorganization, page F-7

9. We acknowledge your response to comment 13. Please note that we are continuing to consider your response.
Revenue recognition, page F-9

10. We note you started generating revenue from offering a mining pool and recruiting pool participants through the mining pool in September 2023 as disclosed on pages 38, 108 and elsewhere. Please tell us about the significant terms of your mining pool agreements and how you plan to account for those agreements. Provide us a copy of your contract. In your response specifically address each of the steps in ASC 606-10-05-4 and reference the specific provisions of ASC Topic 606 you rely upon to support your intended accounting.
11. We acknowledge your response to comment 14. Please note that we are continuing to consider your response and may have further comments. In the meantime, please address the following:
             We note insignificant revenues earned during the first six months of 2023 for newly mined RXD tokens. Tell us whether you expect revenues for this cryptocurrency to become material in the near future.
             Tell us more about the mechanics of how tokens are mined on the blockchains listed below. Explain how you obtain nodes on each blockchain, what algorithm is used and how trial and error hashes are conducted on each blockchain, and how the miner that solves for the next block is chosen by each blockchain. Provide this information for each of the following cryptocurrency tokens:
                o  TON
                o  NIM
 Pengju Wang
FirstName  LastNamePengju
Bgin Blockchain  Limited Wang
Comapany
January 17,NameBgin
            2024      Blockchain Limited
January
Page 4 17, 2024 Page 4
FirstName LastName
                 o TRB
                 o KAS
                o  IRON
                o RXD (to the extent you believe RXD revenue will become material in the near future).
                Explain further why you believe no contracts exist between you and the individual blockchain networks and transacting parties on the blockchains. In this regard, tell us your consideration of the guidance in ASC 606-10-25-1a and 25-2 that includes the concept that contracts may result from customary business practices that create enforceable rights and obligations. Explain whether solving for and writing the next block to a blockchain creates the requisite enforceable rights and obligations and represents contract inception.
                Tell us why you consider the provision of "computing power" to the blockchains as your only activity for the blockchains and your consideration for revising your disclosure to refer solely to "cryptocurrency transaction verification services." In this regard, based on your revised disclosure, we note that the blockchain does not specifically request you to perform the mining activities and we also note that the blockchain is indifferent to the amount of hash computations you perform and only requires a single hash that solves for the next block. Cryptocurrencies, page F-10

12.      We acknowledge the changes to the disclosure in response to comment
16. Please revise
         to clarify, if true, that you compare the carrying value of each cryptocurrency to its subsequent market price on a daily basis and when the carrying value of the cryptocurrency is higher than the daily lowest market price on a certain date, the cryptocurrency is deemed impaired and its carrying value is impaired to the lowest market price on that date. In this regard, we note that your revised disclosure refers to the cost of your cryptocurrency and not the carrying value.
Restatements, page F-12

13. We acknowledge your response to comment 17. Tell us where you provided the referenced explanations for adjustments to income taxes and foreign currency
         translation adjustments or revise your disclosure to provide them.
Note 5. Cryptocurrencies, page F-18

14. We acknowledge your response to comment 18. Please address the following:
             Revise the sale/exchange of cryptocurrencies line item in your rollforward of cryptocurrency balances to clarify that this is the carrying value related to your sales and exchanges.
             Provide us a reconciliation of the sale/exchange of cryptocurrencies line item for each of the periods in your rollforward. In this regard, we note from the third bullet of your response that the proceeds on cryptocurrency sales from your cash flow statements
 Pengju Wang
Bgin Blockchain Limited
January 17, 2024
Page 5
          less your realized gains on sale does not equal the sale/exchange of cryptocurrencies line item in this rollforward.
      This comment applies to this annual rollforward and the interim rollforward on page F-35.
Notes to Condensed Consolidated Financial Statements
Note 2. Summary of significant accounting policies
Revenue recognition, page F-30

15. Please revise your sale of mining machines revenue recognition policy to disclosure your accounting for deferred revenue as indicated in your disclosure in Note 6 on page F-35.
       Please contact Kate Tillan at 202-551-3604 or Mark Brunhofer at 202-551-3638 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                          Sincerely,
FirstName LastNamePengju Wang
                                                          Division of
Corporation Finance
Comapany NameBgin Blockchain Limited
                                                          Office of Crypto
Assets
January 17, 2024 Page 5
cc:       Ying Li
FirstName LastName